EXHIBIT 12.1 Computation of Ratio of Earnings to Fixed Charges
(amounts in thousands, except ratio)

	Year ended December 31,					Three Months	Six Months
						Ended	Ended
	1997	1998	1999	2000	2001	3/31/2002	6/30/2002

Consolidated pretax income before extraordinary item	$36,470	$75,158	$109,336	$134,840	$225,580	$42,916	$117,784
Share of distributed income of 50%-or-less-owned affiliates net of equity pickup	1,334	2,602	(263)	(163)	(26)	(33)	(2,779)
Amortization of capitalized interest	21,581	20,645	19,027	27,581	31,878	6,151	12,794
Interest	74,950	63,410	52,764	62,610	55,327	11,764	23,927
Less interest capitalized during the period	(17,636)	(18,601)	(24,397)	(34,105)	(31,675)	(9,029)	(19,261)
Net amortization of debt discount and premium and issuance expense	84	36	33	—	—	—	—
Interest portion of rental expense	3,541	4,709	4,522	6,065	7,190	1,578	3,155

EARNINGS	$120,324	$147,959	$161,022	$196,828	$288,274	$53,347	$135,620
Interest	$74,950	$63,410	$52,764	$62,610	$55,327	$11,764	$23,927
Net amortization of debt discount and premium and issuance expense	84	36	33	—	—	—	—
Interest portion of rental expense	3,541	4,709	4,522	6,065	7,190	1,578	3,155

FIXED CHARGES	$78,575	$68,155	$57,319	$68,675	$62,517	$13,342	$27,082
Ratio of earnings to fixed charges	1.53	2.17	2.81	2.87	4.61	4.00	5.01

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